

April 23, 2015

<u>Via E-mail</u>
Glenn G. Cohen
Executive Vice President - Chief Financial Officer and Treasurer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042

     Re: **Kimco Realty Corporation**
               Form 10-K for the Year Ended December 31, 2014
               Filed February 27, 2015
               File No. 001-10899

Dear Mr. Cohen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief